EXHIBIT 20
                                                                ----------

                                            FOR IMMEDIATE RELEASE






                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132


       AMERICAN BRANDS WILL STATE LONG-TERM EARNINGS GOAL
                AT CONSUMER ANALYST MEETING TODAY


Old Greenwich, CT, February 16 -- At a consumer analyst meeting this morning in Scottsdale, Arizona, Thomas C. Hays, Chairman and Chief Executive Officer of American Brands, Inc. will state:
"Our Company's long-term goal is to generate compound E.P.S. growth in the range of 10%. We may not always hit this goal, but this is what we hope to achieve over an extended period."
     In his remarks before the Scottsdale meeting of the Consumer Analyst Group of New York, Mr. Hays will also state: "We believe this goal is realistic, assuming the key economies remain sound, the exchange rate for the British pound remains reasonably stable and, of course, a satisfactory pricing environment, because the new American Brands is now a consumer powerhouse. In every category, our brands command leadership positions."
     American Brands sold The American Tobacco Company for $1 billion in December, 1994. Last month, American Brands sold its Franklin Life Insurance business for $1.17 billion and also announced that it intends to dispose of a number of nonstrategic businesses and product lines, with anticipated proceeds in the range of $150-175 million.
     In connection with the sale of American Tobacco and Franklin, the American Brands Board authorized the purchase of up to 20 million shares of Common stock. Mr. Hays will observe that by the end of last week, the Company had already purchased over 9 million shares.
     In discussing three of American Brands' operations with strong growth profiles -- hardware, office products and golf -- Mr. Hays will note that each achieved double digit growth in operating company contribution in 1994, and "our goal is continued double digit overall contribution growth for these operations. As these businesses become a greater part of our mix, achieving our overall E.P.S. goal will be aided, primarily through internal growth as well as potential add-on acquisitions."
     The Company will also indicate that in 1994, cash flow from continuing operations was $996 million, and was $846 million even excluding its former American Tobacco Company subsidiary.
                *       *       *       *       *
     American Brands is a focused consumer products company with powerhouse brands and leading market positions in international tobacco, distilled spirits, hardware and home improvement products, office products and golf and leisure products.
     The international tobacco business, Gallaher Tobacco, is the number 1 tobacco company in the U.K. and has an expanding presence on the European continent. Gallaher's major brands include Benson and Hedges, Silk Cut and Berkeley.
     In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Windsor and Lord Calvert Canadian whiskies, Kessler American Blended Whiskey, Gilbey's gin and vodka, Kamchatka, Wolfschmidt and Vladivar vodkas and Ronrico rum along with The Dalmore, The Claymore and Whyte & Mackay Special Reserve Scotch whiskies. The MasterBrand Industries hardware and home improvement business includes Moen, Master Lock, Aristokraft and Waterloo. ACCO World office product brands include Swingline, Wilson Jones, Day-Timers, Rexel and Twinlock. Golf and leisure brands include Titleist, Pinnacle and Foot-Joy and DryJoys golf products.
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2/16/95